EXHIBIT 99.94
                                                                   -------------

          [GRAPHIC OMITTED]
          [SPROULE ASSOCIATES LIMITED LETTERHEAD]

          Ref.: 2994.15278
                                                    September 3, 2004


          To the Securities Commissions in Each of the Provinces of Canada


          RE: ADVANTAGE ENERGY INCOME FUND (THE "TRUST")


          Dear Sirs:


          We refer to the final short form prospectus of the Trust, dated September 3, 2004 (the "Prospectus"). Sproule Associates Limited has
          (i) prepared a report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2004)" and
          (ii) prepared a report entitled "Evaluation of certain P&NG Reserves and Holdings of Anadarko Canada Corporation (As of July 1, 2004)" (collectively, the "Reports").

          We consent (i) to the reference in the Prospectus and in the documents incorporated by reference therein to our firm as independent petroleum engineering consultants and (ii) to the use of our Reports in the Prospectus and in the documents incorporated by reference therein.

          Neither Sproule Associates Limited nor any of the professional evaluators who prepared the Reports have any direct or indirect interest, nor do they expect to receive any direct or indirect interest, in any securities of the Trust.

          We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that is within our knowledge as a result of the preparation of our Reports.

                                                        Sincerely,

                                                        SIGNED BY " H.J. FIRLA"

                                                        H.J Firla, B.S., P. Eng.

                                                        Associate

          HJF:db
          WA2994\152781consent1hjf1.doc

          900, 140 FOURTH AVE SW; CALGARY AB T2P 3N3 CANADA; TEL: (403)
            294-5500, FAX: (403) 294-5590 1675 Broadway, Suite 1130,
             Denver CO 80202 U.S.A.; Tel: (303) 592-8770, Fax: (303)
              592-8771 Toll FREE: 1-877-777-6135 INFO@SPROULE.COM,
                                 WWW.SPROULE.COM